UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 25 October 2022

Financial information at 30 September 2022

Growth in revenues and slight increase in EBITDAaL

The Group confirms its financial objectives for 2022

In millions of euros	3Q 2022	change comparable basis	change historical basis	9M 2022	change comparable basis	change historical basis
Revenues	10,823	1.0%	3.0%	32,120	0.4%	2.4%
EBITDAaL	3,582	0.2%	0.9%	9,515	0.5%	1.4%
eCAPEX (excluding licenses)	1,731	5.2%	1.3%	5,143	(4.4)%	(7.4)%
EBITDAaL - eCAPEX	1,851	(4.1)%	0.5%	4,372	7.0%	14.1%

•  Revenues for the third quarter 2022 rose 1.0%[1] year on year, driven by:

-      Europe, which performed well (+3.2%) with Spain returning to growth

-      Africa & Middle East, which grew 4.2% and remains on course to meet its annual growth target of around 6%

-      Enterprise IT & Integration Services, which accelerated (+6.8%) and offset the decline in legacy activities, resulting in stable revenues

-      Retail services in France (+2.6% excluding PSTN), for which total revenues dipped by 1% year on year but increased compared with 2Q in the absence of any significant underlying effect related to co-financing

-      Totem (+14.2%), whose third-party customers now account for 18% of hosting service revenues (versus 15% in 3Q 2021)

The acceleration in revenues (+1.0% after +0.7% in 1Q and -0.4% in 2Q) was due in particular to higher equipment sales and the reduced impact from falling rates for call terminations, which are low- or zero-margin activities.

•  EBITDAaL rose 0.2% year on year in the third quarter of 2022.

In line with our year-end targets, EBITDAaL growth is expected to accelerate in the fourth quarter thanks to the reversal of underlying effects (employee shareholding program, Orange Money).

•  eCAPEX rose 5.2% in the third quarter of 2022. Over the first nine months of the year, it fell by 4.4% to 5,143 million euros.

Despite the very challenging macroeconomic and geopolitical climate, the Group confirms its financial objectives for 2022, a milestone towards the achievement of its 2023 commitments.

Orange also confirms payment on 7 December 2022 of an interim cash dividend for 2022 of 0.30 euros per share. A dividend of 0.70 euros per share for the 2022 fiscal year will be proposed to the 2023 Shareholders’ Meeting.

Commenting on the publication of these results, Christel Heydemann, Chief Executive Officer of the Orange group, said:

"In an inflation-dominated macroeconomic environment, Orange has again delivered resilient results and demonstrated the complementary nature of its different markets. The Group’s third quarter revenues grew by 1% largely thanks to the contribution of its European countries and Africa. EBITDAaL also grew slightly rising 0.2% thanks in particular to Scale Up, our program of net savings on indirect costs, which continues to deliver to plan.

The quarter was notable for the excellent commercial performance in France, and also for a continued increase in customer satisfaction. The growth in revenues across our European footprint accelerated to +3.2%, driven by retail services that were 1.9% higher year on year. This solid momentum was a feature of all our countries in the region, including in Spain where our process of simplification, the stabilization of the client base and the launch of enriched service offers for high end customers enabled us to reverse the negative trend of the last years and return to growth for the first time since the first quarter of 2019.

Momentum in the Africa region once again proved solid and resilient with continued growth, rising 4.2% despite the geopolitical context which weighed on West Africa.

In the Enterprise segment pressure on margins remained intense and we are concentrating our efforts here on the transformation of our business models.

We are confident of accelerated EBITDAaL in the fourth quarter thanks to the reversal of underlying effects and a commercial performance that should remain robust during end of year holiday period.

I am fully focused, along with all our teams, on achieving our 2022 objectives and on the preparation of our strategic route map for the Group. We are facing an exceptional economic context which requires us to make the appropriate choices in the coming months. Looking ahead, we shall present our strategic plan for the period to 2030 on 16 February 2023 following the publication of our 2022 results."

Comments on Group key figures

Revenues

In the third quarter of 2022, Orange group revenues reached 10,823 million euros. This represents an increase of 1.0% (+104 million euros) year on year. The continued growth was driven by retail services[2], which grew by 133 million euros (+1.7% year on year), and equipment sales, which rose 63 million euros (+8.6%), while the decline in wholesale services slowed to -3.1% (-59 million euros). This growth was driven mainly by Europe and Africa & Middle East.

Customer base growth

There were 11.6 million convergent customers Group-wide at 30 September 2022, an increase of 0.8% year on year.

Mobile services had 240.4 million accesses at 30 September 2022, an increase of 6.1% year on year, including 92.1 million contracts, an increase of 8.3% year on year.

Fixed services totaled 45.7 million accesses (a fall of 2.2% year on year), including 13.7 million very high-speed broadband accesses, which continued their strong growth (+16.8% year on year). Fixed narrowband accesses decreased by 13.4% year on year.

Mobile Financial Services had 1.9 million customers in Europe and 1.0 million customers in Africa at 30 September 2022.

EBITDAaL

Group EBITDAaL totaled 3.58 billion euros in the third quarter of 2022. Its increase was restricted to 0.2% because of slower growth in retail services in France and Africa & Middle East following the post-pandemic recovery in 2021. Moreover, Enterprise continues to have a negative impact.

Over the first nine months of the year, EBITDAaL reached 9,515 million euros (+0.5%).

In line with our year-end targets, EBITDAaL growth is expected to accelerate in the fourth quarter due to the reversal of underlying effects, particularly the employee shareholding program granted in the fourth quarter of 2021, which will result in an automatic 5% increase year on year.

Despite high inflation, the Scale Up operational efficiency program is still on track to achieve cumulative net cost savings of 600 million euros between 2019 and the end of 2022[3].

The Group's direct electricity purchases in Europe are fully covered for the year 2022 and more than 90% covered for 2023.

EBITDAaL from telecom activities totaled 3.61 billion euros, an increase of 0.2%.

eCAPEX

Group eCAPEX totaled 1,731 million euros in the third quarter of 2022, an increase of 5.2% year on year. Over the first nine months of the year, the figure fell by 4.4% to 5,143 million euros. This trend is in line with the objective of keeping eCAPEX below 7.4 billion euros for the full year 2022.

At 30 September 2022, Orange had 62.6 million households connectable to FTTH worldwide (up 15.2% year on year), including 32.3 million in France (+17.6%), where the FTTH customer base increased by 22%.

Changes in the asset portfolio

There were no significant changes in the asset portfolio in the third quarter of 2022.

Following exclusive negotiations that began in March 2022, Orange and MásMóvil signed an agreement on July 22 to combine their Spanish activities. This will take the form of a joint venture co-controlled by Orange and MásMóvil with equal governance rights. The transaction is based on an enterprise value of 18.6 billion euros. It has been submitted to the competent administrative authorities for approval and is expected to close during the second half of 2023 at the latest.

________________________________________________________________________________

The Board of Directors of Orange SA met on 24 October 2022 to review the consolidated financial results as of 30 September 2022.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website www.orange.com/en/consolidated-results.

Review by operating segment

France

In millions of euros	3Q 2022	change comparable basis	change historical basis	9M 2022	change comparable basis	change historical basis
Revenues	4,465	(1.0)%	(0.4)%	13,291	(1.5)%	(1.1)%
Retail services (B2C+B2B)	2,748	0.9%	0.9%	8,214	1.3%	1.3%
Convergence	1,217	3.1%	3.1%	3,623	3.6%	3.6%
Mobile-only	592	2.7%	2.7%	1,746	2.8%	2.8%
Fixed-only	938	(2.9)%	(2.9)%	2,845	(2.2)%	(2.2)%
Wholesale	1,223	(5.3)%	(5.2)%	3,678	(8.1)%	(8.3)%
Equipment sales	340	9.8%	13.0%	892	5.3%	8.4%
Other revenues	154	(16.7)%	(8.4)%	508	(5.0)%	2.8%

Improvement in revenues

Third-quarter revenues were down 44 million euros (-1.0% year on year). This more limited decrease (after a decline of 2.7% in the second quarter) was due mainly to there being no significant base effects this quarter on wholesale revenues.

Retail services continued to grow, up 2.6% excluding PSTN (compared with +3.4% in the second quarter). Against a background of fiber acquisitions returning to normal in France after the spike during lockdowns, this reflects another solid performance in terms of both value and volume.

In mobile, our number portability balance was positive compared to other operators. The quarter’s 212,000 net additions excluding M2M (versus 121,000 in the third quarter of 2021), driven principally by the Orange brand, fueled equipment sales and helped mobile ARPO to increase by 0.4% year on year to 17.3 euros, with the churn rate still improving (10.9% compared with 11.0% in the third quarter of 2021).

In fixed broadband, Orange France delivered 47,000 net additions, driven by 293,000 FTTH net additions (versus 343,000 in the third quarter of 2021). These volumes remain higher than in 2019 but now normalized compared with the lockdown periods, with ARPO stable.

Convergent ARPO continued to grow, with an increase of 2.2% in the third quarter to reach 71.4 euros.

Finally, we continue to make great strides in customer satisfaction, with our B2C market Net Promoter Score climbing by 2.5 points since the start of the year. ARCEP also named us the best mobile network in France for the 12th year in a row.

Europe

In millions of euros	3Q 2022	change comparable basis	change historical basis	9M 2022	change comparable basis	change historical basis
Revenues	2,764	3.2%	7.0%	8,089	0.1%	4.4%
Retail services (B2C+B2B)	1,844	1.9%	5.9%	5,487	1.1%	5.7%
Convergence	710	3.6%	4.6%	2,110	3.4%	4.7%
Mobile-only	729	(0.5)%	(0.4)%	2,143	(1.3)%	(1.1)%
Fixed-only	299	(3.0)%	19.0%	913	(3.8)%	18.1%
IT & Integration Services	107	27.8%	34.6%	321	19.3%	35.3%
Wholesale	485	2.0%	7.3%	1,362	(7.0)%	(1.1)%
Equipment sales	386	10.3%	11.1%	1,105	2.7%	3.8%
Other revenues	49	14.2%	14.4%	136	20.1%	20.7%

Revenues return to growth

Revenues from Europe (including Spain) were back to growth in the third quarter (+3.2%) with an outstanding performance in Poland (+8.4%).

This growth was lead in particular by the acceleration in retail services, which saw continued good momentum driven by convergence, IT & Integration Services and a further recovery in customer roaming.

The third quarter also witnessed a recovery in equipment sales across all countries, due to the easing of health restrictions compared with the previous year.

In the current inflationary context, all countries in this segment were able to implement tariff increases, proving their resilience and ability to adapt.

In Spain, revenues grew (+0.2%) for the first time since the first quarter of 2019.

Retail services continued to recover (down 1.4% following declines of 2.1% in 2Q and 4% in 1Q), driven by higher convergent ARPO (+2.4% year on year) and a lower churn rate year on year.

The Wholesale business also saw a return to growth this quarter (+4.2%) due principally to the recovery in visitor roaming (+17.9%).

The continued improvement in retail services combined with our efforts on the cost structure gives us confidence in achieving our objective of returning to organic cash flow growth in 2022 and EBITDAaL growth in 2023.

Africa & Middle East

In millions of euros	3Q 2022	change comparable basis	change historical basis	9M 2022	change comparable basis	change historical basis
Revenues	1,782	4.2%	7.9%	5,162	6.6%	10.0%
Retail services (B2C+B2B)	1,578	4.9%	8.8%	4,561	7.4%	11.0%
Mobile-only	1,358	3.5%	6.8%	3,936	6.3%	9.3%
Fixed-only	210	14.9%	25.1%	595	13.6%	22.3%
IT & Integration Services	10	7.6%	(8.8)%	31	55.4%	27.6%
Wholesale	173	1.6%	4.2%	496	1.8%	4.3%
Equipment sales	24	(10.8)%	(9.2)%	79	(4.0)%	(2.0)%
Other revenues	7	(21.2)%	(21.3)%	26	(7.9)%	(7.1)%

Cumulative growth in line with full-year objectives

While revenue growth slowed in the third quarter after rebounding in 2021, it reflects the effectiveness of our geographical diversification strategy with 12 of the 16 countries enjoying growth while the security environment weighs on Burkina Faso and Mali.

The third-quarter performance was fueled by the region’s growth drivers: fixed broadband (+23.3%), B2B (+13.4%) and Data (+16.6%), underpinned by strong growth in the customer bases (up 24.2% for 4G and 23.9% for fixed broadband).

The decrease in Orange Money slowed (down 16.9% following a decline of 22.6% in 2Q and 25.1% in 1Q) as a result of our response plan, which enables us to maintain our positions in the various countries with an active customer base and a transaction value that continues to increase. This improvement should continue in the fourth quarter, benefitting from a lower base effect given the significant decline in Orange Money revenues at the end of 2021.

Enterprise

In millions of euros	3Q 2022	change comparable basis	change historical basis	9M 2022	change comparable basis	change historical basis
Revenues	1,906	0.0%	2.3%	5,795	(0.1)%	1.6%
Fixed-only	862	(6.4)%	(4.1)%	2,600	(6.7)%	(4.9)%
Voice	251	(7.3)%	(6.3)%	765	(9.3)%	(8.6)%
Data	612	(6.1)%	(3.2)%	1,836	(5.5)%	(3.2)%
IT & Integration Services	817	6.8%	9.5%	2,479	5.3%	7.3%
Mobile	228	3.5%	3.5%	715	8.3%	8.3%
Mobile-only	162	5.4%	5.4%	488	3.3%	3.3%
Wholesale	10	(3.5)%	(3.5)%	30	(4.0)%	(4.0)%
Equipment sales	55	(0.5)%	(0.5)%	197	25.8%	25.8%

Stable revenues

Enterprise revenues were stable in the third quarter thanks to growth in mobile and IT & Integration Services which offset the decline in legacy activities.

Growth in IT & Integration Services accelerated (+6.8%), driven in particular by IT activities, which achieved growth for the nine-month period of 11% for Cloud, 9% for Digital & Data and 13% for Cybersecurity.

Mobile continued to benefit from the rebound in roaming activities.

The recovery plan currently being rolled out will address the pressure exerted on margins by the profound transformation of the business model in this segment. However, this plan will not yet produce its effects in the second half of 2022.

Totem[4]

In millions of euros	3Q 2022	change comparable basis	change historical basis	9M 2022	change comparable basis	change historical basis
Revenues	168	14.2%	-	497	11.5%	-
Wholesale	168	14.2%	-	497	11.5%	-
Other revenues	-	-	-	-	-	-

Totem revenues rose 14.2% in the third quarter (+21 million euros). The hosting activities that contribute to EBITDAaL stepped up their growth to 4.7% (following growth of 2.8% in 2Q and 3.3% in 1Q), driven mainly by growth in third-party revenues which now account for 18% of hosting revenues (versus 15% in the third quarter of 2021).

This reflects both the greater number of sites, which increased by 131 since the end of 2021 to reach 26,981 at 30 September, and a higher tenancy ratio of 1.37 co-tenants per site compared with 1.34 at the end of 2021. Our recent commercial successes, including the signing of a major agreement with Telefónica to roll out 5G in Spain, will continue to fuel this momentum.

International Carriers & Shared Services

In millions of euros	3Q 2022	change comparable basis	change historical basis	9M 2022	change comparable basis	change historical basis
Revenues	378	(3.5)%	(3.5)%	1,150	1.4%	1.3%
Wholesale	263	(3.3)%	(2.7)%	801	0.7%	1.1%
Other revenues	115	(4.0)%	(5.2)%	349	3.1%	1.9%

International wholesale services were penalized by the structural decline in international voice services which accelerated compared to previous quarters.

Other revenues suffered from the underlying effects of the high level of activity by Orange Marine in the third quarter of 2021, which was driven by the resumption of Survey activities and the laying of submarine cables post health crisis.

Mobile Financial Services

Mobile Financial Services had 2.9 million customers at 30 September 2022 (including 1.9 million in Europe and 1.0 million in Africa), an increase of 0.7 million year on year.

In Europe, account openings grew strongly driven by a 73% rise in Premium accounts. Loan production in Europe fell 4.9% because of the temporary halt in the marketing of mortgages while in Africa it more than doubled over the quarter due to the launch of higher value offers.

Calendar of upcoming events

16 February 2023	- Publication of full year 2022 results - Capital Markets Day
27 April 2023	- Publication of 1st quarter 2023 results

Contacts

press: Sylvain Bruno sylvain.bruno@orange.com Tom Wright tom.wright@orange.com financial communication:
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 31 March 2022 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 1st April 2022 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	3Q 2022	3Q 2021 comparable basis	3Q 2021 historical basis	variation comparable basis	change historical basis
Revenues	10,823	10,719	10,508	1.0%	3.0%
France	4,465	4,509	4,483	(1.0)%	(0.4)%
Europe	2,764	2,677	2,583	3.2%	7.0%
Africa & Middle East	1,782	1,710	1,652	4.2%	7.9%
Enterprise	1,906	1,906	1,864	0.0%	2.3%
Totem	168	147	-	14.2%	-
International Carriers & Shared Services	378	392	392	(3.5)%	(3.5)%
Intra-Group eliminations	(640)	(622)	(466)
EBITDAaL (1)	3,582	3,575	3,550	0.2%	0.9%
o/w Telecom activities	3,611	3,604	3,579	0.2%	0.9%
As % of revenues	33.4%	33.6%	34.1%	(0.3 pt)	(0.7 pt)
o/w Mobile Financial Services	(29)	(29)	(29)	(2.1)%	(2.1)%
eCAPEX	1,731	1,645	1,709	5.2%	1.3%
o/w Telecom activities	1,725	1,643	1,707	5.0%	1.0%
as % of revenues	15.9%	15.3%	16.2%	0.6 pt	(0.3 pt)
o/w Mobile Financial Services	6	1	1	307.6%	307.6%
EBITDAaL - eCAPEX	1,851	1,931	1,841	(4.1)%	0.5%

(1) EBITDAaL presentation adjustments are described in Appendix 2.

30 September data

In millions of euros	9M 2022	9M 2021 comparable basis	9M 2021 historical basis	variation comparable basis	change historical basis
Revenues	32,120	31,991	31,374	0.4%	2.4%
France	13,291	13,488	13,433	(1.5)%	(1.1)%
Europe	8,089	8,083	7,747	0.1%	4.4%
Africa & Middle East	5,162	4,843	4,694	6.6%	10.0%
Enterprise	5,795	5,801	5,704	(0.1)%	1.6%
Totem	497	445	-	11.5%	-
International Carriers & Shared Services	1,150	1,134	1,135	1.4%	1.3%
Intra-Group eliminations	(1,864)	(1,802)	(1,339)
EBITDAaL (1)	9,515	9,467	9,387	0.5%	1.4%
o/w Telecom activities	9,600	9,551	9,471	0.5%	1.4%
As % of revenues	29.9%	29.8%	30.2%	0.0 pt	(0.3 pt)
o/w Mobile Financial Services	(85)	(85)	(85)	(0.3)%	(0.3)%
eCAPEX	5,143	5,382	5,554	(4.4)%	(7.4)%
o/w Telecom activities	5,123	5,367	5,540	(4.5)%	(7.5)%
as % of revenues	15.9%	16.8%	17.7%	(0.8 pt)	(1.7 pt)
o/w Mobile Financial Services	20	14	14	39.5%	39.5%
EBITDAaL - eCAPEX	4,372	4,085	3,833	7.0%	14.1%

(1) EBITDAaL presentation adjustments are described in Appendix 2.

Appendix 2: adjusted data to income statement items

Quarterly data

	3Q 2022			3Q 2021 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,823	-	10,823	10,508	-	10,508
External purchases	(4,569)	(3)	(4,572)	(4,298)	0	(4,298)
Other operating income	182	1	183	165	-	165
Other operating expense	(89)	(11)	(100)	(91)	(5)	(96)
Labor expenses	(1,996)	(100)	(2,095)	(1,982)	12	(1,970)
Operating taxes and levies	(329)	(1)	(330)	(339)	-	(339)
Gains (losses) on disposal of fixed assets, investments and activities	na	100	100	na	362	362
Restructuring costs	na	(39)	(39)	na	(40)	(40)
Depreciation and amortization of financed assets	(27)	-	(27)	(21)	-	(21)
Depreciation and amortization of right-of-use assets	(374)	-	(374)	(363)	-	(363)
Impairment of right-of-use assets	-	5	5	-	-	-
Interests, expenses on liabilities related to financed assets	(1)	1	na	(0)	0	na
Interests, expenses on lease liabilities	(39)	39	na	(28)	28	na
EBITDAaL	3,582	(8)	na	3,550	359	na
Significant litigation	(3)	3	na	-	-	na
Specific labour expenses	(92)	92	na	21	(21)	na
Fixed assets, investments and business portfolio review	100	(100)	na	362	(362)	na
Restructuring program costs	(34)	34	na	(40)	40	na
Acquisition and integration costs	(19)	19	na	(13)	13	na
Interests, expenses on liabilities related to financed assets	na	(1)	(1)	na	(0)	(0)
Interests, expenses on lease liabilities	na	(39)	(39)	na	(28)	(28)

30 September data

	9M 2022			9M 2021 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	32,120	-	32,120	31,374	-	31,374
External purchases	(13,608)	(15)	(13,622)	(13,031)	(3)	(13,034)
Other operating income	548	1	549	487	-	487
Other operating expense	(311)	(20)	(330)	(318)	(73)	(391)
Labor expenses	(6,357)	(67)	(6,424)	(6,355)	(36)	(6,391)
Operating taxes and levies	(1,564)	(1)	(1,565)	(1,527)	(31)	(1,558)
Gains (losses) on disposal of fixed assets, investments and activities	na	136	136	na	374	374
Restructuring costs	na	(85)	(85)	na	(284)	(284)
Depreciation and amortization of financed assets	(75)	-	(75)	(62)	-	(62)
Depreciation and amortization of right-of-use assets	(1,136)	-	(1,136)	(1,093)	-	(1,093)
Impairment of right-of-use assets	(1)	11	10	-	(60)	(60)
Interests, expenses on liabilities related to financed assets	(2)	2	na	(1)	1	na
Interests, expenses on lease liabilities	(100)	100	na	(86)	86	na
EBITDAaL	9,515	61	na	9,387	(26)	na
Significant litigation	(4)	4	na	(89)	89	na
Specific labour expenses	(57)	57	na	(21)	21	na
Fixed assets, investments and business portfolio review	136	(136)	na	374	(374)	na
Restructuring program costs	(75)	75	na	(344)	344	na
Acquisition and integration costs	(40)	40	na	(34)	34	na
Interests, expenses on liabilities related to financed assets	na	(2)	(2)	na	(1)	(1)
Interests, expenses on lease liabilities	na	(100)	(100)	na	(86)	(86)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	3Q 2022	3Q 2021 historical basis	9M 2022	9M 2021 historical basis
eCAPEX	1,731	1,709	5,143	5,554
Elimination of proceeds from sales of property, plant and equipment and intangible assets	68	51	192	99
Telecommunication licenses	227	420	471	713
Financed assets	67	2	136	25
Investments in property, plant and equipment and intangible assets	2,092	2,182	5,942	6,391

Appendix 4: key performance indicators

In thousand, at the end of the period	30 September 2022	30 September 2021
Number of convergent customers	11,577	11,483
Number of mobile accesses (excluding MVNOs) (1)	240,424	226,521
o/w	Convergent customers mobile accesses	21,196	20,795
Mobile only accesses	219,228	205,727
o/w	Contract customers mobile accesses	92,123	85,026
Prepaid customers mobile accesses	148,301	141,495
Number of fixed accesses (2)	45,654	46,696
Fixed Retail accesses	31,006	31,323
Fixed Broadband accesses	24,180	23,438
o/w	Very high-speed broadband fixed accesses	13,697	11,728
Convergent customers fixed accesses	11,577	11,483
Fixed accesses only	12,603	11,955
Fixed Narrowband accesses	6,826	7,884
Fixed Wholesale accesses	14,648	15,373
Group total accesses (1+2)	286,078	273,217

2021 data is presented on a comparable basis.

Key performance indicators (KPI) by country are presented in the "Orange Investors Databook Q3 2022", available on www.orange.com, under Finance/Results: www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labour expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile-only services, (iii) Fixed-only services and (iv) IT & Integration Services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile-only services

Mobile-only services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile-only ARPO: average quarterly revenues from Mobile-only (ARPO) calculated by dividing revenues from Mobile-only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile-only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile-only customer.

Fixed-only services

Fixed-only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Enterprise). For the Enterprise segment, Fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed-only Broadband ARPO: average quarterly revenues from Fixed-only Broadband (ARPO) calculated by dividing the revenue from Fixed-only Broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed-only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed-only Broadband customer.

IT & Integration Services

IT & Integration Services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & Integration Services, (ii) sales of network equipment related to the operation of voice and data services in the Enterprise operating segment, and (iii) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

[1] Unless otherwise stated, the changes presented in this press release are on a comparable basis

[2] Services invoiced to customers (B2C + B2B). See definition in the attached glossary

[3] On the defined scope of 13.8 billion euros, corresponding to the Group’s indirect costs in 2019 excluding (i) Africa & Middle East and Mobile Financial Services and (ii) labor expenses, other network expenses and IT expenses for Enterprise IT & Integration Services

[4] Totem is the European company within the Orange group that owns and manages the passive mobile infrastructure portfolio for telecommunication towers (initially in France and Spain). It began operating in late 2021. Since 1 January 2022, Totem has been presented as a new business segment.

ORANGE

Date: October 25, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations